FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL	OMB Number 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)	OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Pyxis Innovations Inc. (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol Interleukin Genetics, Inc. ILGN
7575 Fulton Street East (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title Other (specify below) below)
Ada Michigan 49355-0001 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year)
2. Date of Event Requiring Statement (Month/Day/Year) 3/05/03	7. Individual or Joint/Group Filing (Check Applicable Line) Form Filed by One Reporting Person X Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)

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Form 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A Preferred Stock	Immed.	N/A	Common Stock	(1)	$.2486	D
Convertible Promissory Notes	Immed.	N/A	Common Stock	(2)	$.4972	D

Explanation of Responses:
See pages 3 and 4 of this Form 3.

	Pyxis Innovations Inc. By /s/ Michael A. Mohr	March 14, 2003
**Intentional misstatements or omissions of facts constitute Federal Criminal	**Signature of Reporting Person	Date
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Michael A. Mohr, Secretary

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Name and Address of Designated Reporting Person:	Date of Event Requiring Statement:	Issuer Name and Ticker or Trading Symbol:

Pyxis Innovations Inc. 7575 Ada, Michigan 49355-0001	March 5, 2003	Interleukin Genetics, Inc. (ILGN)

Other Reporting Persons:
1. Alticor Inc. (3) *	* Except as provided in Footnote 3, all information reported above for the Designated Reporting Person is applicable to Alticor Inc.

2. Alticor Holdings Inc. (4) **	** Except as provided in Footnote 4, all information reported above for the Designated Reporting Person is applicable to Alticor Holdings Inc.

Footnote No. 1

Effective March 5, 2003, in connection with Pyxis Innovation Inc.'s ("Pyxis") acquisition of a controlling interest in the Issuer, Pyxis acquired 5,000,000 of shares of Series A Preferred Stock. As of the date of this filing, these shares are convertible into 28,157,683 shares of the Issuer's common stock, reflecting a conversion price of $.2486 per share, subject to adjustment as provided in the Certificate of Designations, Preferences and Rights for Series A Preferred Stock.

Footnote No. 2

Effective March 5, 2003, in connection with Pyxis' acquisition of a controlling interest of the Issuer, Pyxis acquired restated notes from the Issuer with an aggregate original principal amount of $2,000,000. The principal amount of the notes, plus accrued interest thereon, is convertible into the Issuer's common stock at any time at the option of Pyxis. These promissory notes will be convertible into shares of common stock at a conversion price equal to two times the conversion price of the Series A Preferred Stock in effect at the time of conversion. As of March 11, 2003, the notes would have been convertible into 4,075,811 shares of the Issuer's common stock.

Footnote No. 3

Pyxis Innovations Inc. is a wholly-owned subsidiary of Alticor Inc. Alticor Inc. does not beneficially own any shares of the Issuer directly. Alticor Inc.'s beneficial ownership designation results solely from its ownership of Pyxis Innovations Inc.

Name and Address of Designated Reporting Person:	Date of Event Requiring Statement:	Issuer Name and Ticker or Trading Symbol:

Pyxis Innovations Inc. 7575 Ada, Michigan 49355-0001	March 5, 2003	Interleukin Genetics, Inc. (ILGN)

Footnote No. 4

Alticor Inc. is a wholly-owned subsidiary of Alticor Holdings Inc. Alticor Holdings Inc. does not beneficially own any shares of the Issuer directly. Alticor Holdings Inc.'s beneficial ownership designation results solely from its ownership of Alticor Inc. and Alticor Inc.'s ownership of Pyxis Innovations Inc.

Signature of Non-Designated Reporting Persons:

Altico Inc.	Alticor Holdings Inc.

/s/ Michael A. Mohr	/s/ Michael A. Mohr
** Signature of Reporting Person	** Signature of Reporting Person
Michael A. Mohr, Vice President and Secretary	Michael A. Mohr, Vice President and Secretary